UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-CEN
☐ Form N-CSR
For Period Ended: June 30, 2022
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended: _________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

GREENBACKER RENEWABLE ENERGY COMPANY LLC
Full Name of Registrant

Former Name if Applicable
230 Park Avenue, Suite 1560
Address of Principal Executive Office (Street and Number)
New York, NY 10169
City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
(a)The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be ﬁled on or before the ﬁfteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be ﬁled on or before the ﬁfth calendar day following the prescribed due date; and
(c)The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Greenbacker Renewable Energy Company LLC (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022 (the “Quarterly Report”) by the prescribed due date without unreasonable effort and expense as explained below.
As previously announced by the Company in its Current Report on Form 8-K filed with the Securities and Exchange Commission on May 23, 2022, the Company completed the acquisition of Greenbacker Capital Management (“GCM”) and other affiliated companies on May 19, 2022 (the “Acquisition”). As a result of the Acquisition and other steps taken by the Company to transition the focus of the Company's business from being an investor in clean energy projects to a diversified independent power producer coupled with an asset management business, the Company is required to transition the basis of its accounting. Since inception, the Company's historical financial statements have been prepared using the investment company basis of accounting in accordance with ASC Topic 946, Financial Services – Investment Companies (“ASC 946”). ASC 946 requires that if there is a subsequent change in the purpose and design of an entity, the entity should reevaluate its status as an investment company. Based on the above noted changes, management determined the Company no longer exhibits the fundamental characteristics of and no longer qualifies as, an investment company as defined in ASC 946. As a result, the Company is required to discontinue the application of ASC 946 and, in connection therewith, begin applying other non-investment company generally accepted accounting principles (“GAAP”) prospectively beginning May 19, 2022 (the closing of the Acquisition).
As the change in status occurred during the Company’s second fiscal quarter, the results of operations will be presented as they would be for an investment company under ASC 946 from the beginning of the quarter through May 18, 2022, and presented as they would be under other non-investment company GAAP accounting for the time period between May 19, 2022, the effective date of the change in status, and June 30, 2022. Given that the financial statements prior to and subsequent to the change in status are not comparable, the Company will present separate consolidated financial statements, including footnotes as applicable, for the time periods prior to and subsequent to May 19, 2022.
The Company’s financial statements for the period beginning May 19, 2022 will be prepared on a consolidated basis rather than by the investment company fair valuation approach. The financial statements will include the financial position, results of operations, and cash flows of the Company and its wholly-owned subsidiaries. In addition, the Company is re-evaluating its interests in all entities to determine whether they are variable interests, and re-evaluating its investments, including its investments in partially owned entities, to determine if they are variable interest entities (“VIEs”), as required under ASC Topic 810, Consolidation (“ASC 810”). The Company also is re-evaluating the consolidation considerations for all of its investments in VIEs and partially-owned entities, as required under ASC 810, and the Company’s financial statements for the period beginning May 19, 2022 will include the financial position, results of operations, and cash flows of those entities that are required to be consolidated in accordance with ASC 810.
In accordance with ASC 946, the fair value of the Company’s investments at the date of the change in status, May 19, 2022, will be the investment’s initial carrying amount under non-investment company GAAP accounting guidance. For those entities that are required to be consolidated in accordance with ASC 810 as described above, this requires allocating the investment’s initial carrying amount to the individual assets and liabilities that make up the investment on a relative fair value basis in accordance with ASC Topic 805-50, Business Combinations — Related Issues.
Additionally, the Acquisition is expected to be accounted for as a business combination in accordance with ASC Topic 805, Business Combinations, whereby it will be accounted for using the fair value model under which assets acquired and liabilities assumed are generally recognized at their fair value.
Due to the nature of and complexities inherent in implementing this transition and accounting for the Acquisition, the Company requires additional time to finalize its Quarterly Report. While the Company is working diligently to complete and file the Quarterly Report, it does not expect to do so within five calendar days but will do so as soon as reasonably practicable. Management is also evaluating any internal control implications associated with the above.
PART IV — OTHER INFORMATION
(1)Name and telephone number of person to contact in regard to this notification

Charles Wheeler	(646)	237-7884
(Name)	(Area Code)	(Telephone Number)
(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).            Yes ☒ No ☐

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?        Yes ☐ No ☒
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

GREENBACKER RENEWABLE ENERGY COMPANY LLC
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2022	By:	/s/Charles Wheeler
	Name:	Charles Wheeler
	Title:	Chief Executive Officer and President